Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

October 5, 2012

WRITER’S DIRECT LINE

(212) 838-8040

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jenn Do, Staff Accountant

Re: Methes Energies International Ltd. (the “Company”)

Amendment No. 4 to Registration Statement on Form S-1

Filed on October 5, 2012

File No. 333-182302

Dear Sir and Mesdames:

On behalf of the Company, this will advise that Amendment No. 4 to the Registration Statement is being filed to reflect the following changes:

•	a reduction in the number of units being offered by the Company from 1,000,000 units to 700,000 units;
•	an offering price to $5.00 per unit, a number within the previously contemplated range but lower than the $6.00 assumed price previously used by the Company throughout the Prospectus;
•	a further limitation on the ability of the Company to call the Class A Warrant by requiring the closing bid price (rather than the closing price) to be above 200% of the unit price for 5 consecutive trading days and the requirement that a Registration Statement be current not only on the warrant call date but also during the price determination trading days; and
•	United States EPA approval of the Sombra plant, eliminating a major risk for the future growth and development of the Company.

These changes are either favorable to investors or immaterial. EPA approval, the reduction in the ability of the Company to call the warrants and the requirement that a Registration Statement be in effect during the call pricing period (so investors could sell their underlying shares during that period gaining liquidity and possibly preventing the call by lowering the minimum required price) and the reduction in the offering price are all clearly favorable to

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jenn Do, Staff Accountant

investors. The reduction in units sold, while lowering expected proceeds, is not material. First, the Company will still receive all of the funds required to fund all of the specific business uses contemplated in the earlier Prospectus and to allow the Company to proceed with its plan for future growth and development. This ability is enhanced because the payment of $550,000 of related party notes previously contemplated (as well as $1,000,000 of other short term notes) has been deferred until at least March 31, 2013 and will no longer reduce the proceed s to the Company. Further, dilution to new investors has been reduced from $4.44 per share to $3.70 per share. Moreover, the reduction in deal size, though the Company has elected to circulate a revised Preliminary Prospectus, is less than a 20% reduction based on the following calculation:

20% reduction of Maximum Offering, as previously contemplated:

1,150,000 Units x $7.00 maximum price x 20% =	$1,610,000
Minimum Offering, as previously contemplated, less 20%:
1,000,000 Units x $5.00 minimum price less $1,610,000 =	$3,390,000
Offering contemplated by revised Prospectus:
700,000 Units x $5.00 =	$3,500,000

Though the changes are either favorable to investors, or immaterial, the Company has chosen to recirculate, but still hopes that it can request acceleration and go effective on this coming Friday, October 12, 2012.

Very truly yours,

/s/ Stephen A. Zelnick

Stephen A. Zelnick